UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                           UNDER SECTION 12(b) or (g)
                                       OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                          FULLNET COMMUNICATIONS, INC.
                 (Name of Small Business Issuer in its charter)




             Oklahoma                                  73-1473361
(State or other jurisdiction                (I.R.S. Employer Identification No.)
 of incorporation or organization)


     200 N. Harvey, Suite 1704
     Oklahoma City, Oklahoma                            73102
(Address of principal executive offices)             (Zip Code)


                    Issuer's telephone number: (405) 232-0958


     Securities to be registered pursuant to Section 12(b) of the Act: none

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)


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                                TABLE OF CONTENTS
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PART I

Item 1.    DESCRIPTION OF BUSINESS......................................................................   1

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION....................................  14

ITEM 3.    DESCRIPTION OF PROPERTY......................................................................  17

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............................  18

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..............................  18

ITEM 6.    EXECUTIVE COMPENSATION.......................................................................  19

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................................  20

ITEM 8.    DESCRIPTION OF SECURITIES....................................................................  21

PART II
-------

ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
           AND RELATED STOCKHOLDER MATTERS..............................................................  21

Item 2.    LEGAL PROCEEDINGS............................................................................  22

Item 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS................................................  22

Item 4.    RECENT SALES OF UNREGISTERED SECURITIES......................................................  23

Item 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS....................................................  23

Part F/S
--------

INDEX TO FINANCIAL STATEMENTS............................................................................ 25

PART III
--------

ITEM 1.    INDEX TO EXHIBITS............................................................................. 26

ITEM 2.    DESCRIPTION OF EXHIBITS....................................................................... 26



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                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Registration Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Registration Statement, including, without limitation, statements regarding the Company's future financial position, business strategy, budgets, projected costs and plans and objectives of Management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe" or the negative thereof or variations thereon or similar terminology. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are based upon numerous assumptions about future conditions which may ultimately prove to be inaccurate and actual events and results may materially differ from anticipated results described in such statements. For a discussion of the risk factors that could cause actual results to differ materially from the forward-looking statements, you should read the section of the Registration Statement entitled "Risk Factors." All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements. The Company assumes no duty to update or revise its forward-looking statements based on changes in internal estimates or expectations or otherwise. As a result, the reader is cautioned not to place reliance on these forward-looking statements. Further, there can be no assurance that the historical level of the Company's revenues and net income will continue to be achieved in the future.

                                     PART I

Item 1.  Description of Business.

General

         Fullnet Communications, Inc. (the "Company") is a regional provider of consumer Internet access and business services, offering innovative technological solutions for individuals, businesses, organizations, education institutions, as well as government agencies. The Company provides direct Internet access through a statewide network with "points of presence" in 14 communities throughout the state of Oklahoma. Points of presence are local telephone numbers through which the Company's subscribers can access the Internet. In addition, the Company also provides Internet-related value-added products and services that are designed to enable its business customers to outsource their Internet and electronic commerce activities. Such services include:

      -- connectivity to the Internet and secure private networks through the Company's network from which its Internet access customers can reach every other Internet address and the Company's network customers can reach other destinations within their private network;

      -- value-added services, which are additional services delivered over the same circuit as the Company's connectivity services. The Company's current value-added services are remote management of its networks and systems integration, which includes the resale, installation and configuration of customers' computer systems and software; and

      -- web hosting, which is the distribution of customers' Internet content from the Company's facilities.

         The Company also sells Internet access to other Internet service providers ("ISP's"), which then resell Internet access to their own customers under their private label. To date, the Company has approximately 1,300 customers, with another 8,700 customers accessing the Internet through the Company's ISP customers.

         Additionally, the Company's wholly owned subsidiary, Fulltel, Inc. ("Fulltel"), a licensed "competitive local exchange carrier," or CLEC, as they are commonly designated, is expected to commence operations in late 1999. As a result, the Company expects to offer conventional local telephone service in


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selected communities  throughout the state of Oklahoma, as well as local dial-up
Internet  access  in  each  of  such  communities  so  served.   See  "-Business
Segments-Local Telephone Service.

         Headquartered in Oklahoma City, Oklahoma, the Company was founded in 1995 as CEN-COM of Oklahoma, Inc., an Oklahoma corporation. The Company changed its name to Fullnet Communications, Inc. in December 1995.

         The Company's principal executive offices are located at 200 N. Harvey Avenue, Suite 1704, Oklahoma City, Oklahoma 73102, and its telephone number is
(405) 232-0958. The Company's website on the Internet is http://www.fullnet.net.
                                                         -----------------------

Business Strategy

         The Company's overall business objective is to supply the total telecommunications and Internet needs of customers within the State of Oklahoma and surrounding states. To achieve this objective, the Company intends to:

         --Capitalize on the absence of larger ISP's in rural areas. The Company believes that rural areas of Oklahoma and surrounding states are underserved by ISP's, and that significant growth can be achieved by entering such markets and providing reliable Internet connectivity at a reasonable cost to the residents and businesses located in such areas. To that end, the Company, through its wholly owned subsidiary, Fulltel, became a licensed CLEC in the State of Oklahoma and intends to pursue such licensing in other, neighboring states. As a CLEC exchange carrier in any particular state, the Company will be able to offer local telephone numbers for Internet access. Additionally, as a CLEC the Company will be able to purchase unbundled network elements from the applicable "regional Bell operating company," or RBOP, operating in that state rather than purchase retail local loops, resulting in significant cost savings.

         --Cross sell value-added services. The Company intends to capitalize on its existing customer base and future customers by aggressively cross selling its value-added services. The Company is committed to offering its customers reliable value-added network services necessary to address their Internet and network management requirements. Based on the Company's existing network infrastructure and expertise, it is able to offer these services continuously, reliably and on a cost effective basis. Through acquisitions or development of relationships with providers of leading Internet and other network technologies, the Company intends to enhance and increase the services it offers to include other value-added services, such as enhanced network security solutions, that address our customers' rapidly evolving critical networking needs such as electronic commerce.

         --Provide Bundled, Comprehensive Networking Solutions. The fragmentation among Internet and other network service providers has resulted in users often faced with an overwhelming array of providers and services from which to choose. For example, it is typical for a user to purchase local loop connectivity from a RBOC or a competitive local exchange carrier, to purchase Internet or other wide area network connectivity from a separate Internet or other network service provider, and to purchase network services, like remote management, systems integration and network security, from one or more other companies. The Company believes the Internet and network service provider model is evolving towards providers who are capable of providing comprehensive solutions by bundling several or all of these functions efficiently, reliably and on a cost effective basis. By combining our network infrastructure with our existing and planned array of value-added networking services, the Company believes it is well positioned to become one of the premier providers of comprehensive, bundled networking solutions to small and medium-sized businesses in its targeted market area. Additionally, the Company believes that by offering bundled services, it can reduce customer loss, increase network usage by existing customers, cross sell additional services to existing customers and differentiate itself from its competitors.

         --Expand Customer Base and Sales Efforts. The Company intends to expand its customer base by significantly increasing its direct and indirect sales forces as well as its marketing efforts. As of June 30, 1999, the Company's direct sales force consisted of two persons in two sales offices. The Company's sales force is supported in their efforts by sales engineers and, in many

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instances, senior management of the Company. The Company intends to increase the number of its sales offices and to significantly expand the size of its direct sales force with the goal of having an effective selling presence in all major communities in the State of Oklahoma, expanding into regional markets as the Company enters such markets. In addition, the Company is exploring other strategies to grow its direct sales force, including developing an inside sales center to generate additional sales.

         --Accelerate Growth Through Targeted Acquisitions. The goal of the Company's acquisition strategy is to accelerate market penetration, build upon its core competencies and expand its technical staff and sales force. The Company evaluates acquisition candidates based on their fit with the Company's overall business plan. When a candidate is acquired, the Company will integrate its existing Internet and network connectivity and value-added services with the service offerings of the acquired company and use the acquired sales force and customer base to expand market opportunities. The types of acquisitions targeted by the Company include ISP's located in markets into which the Company wants to expand, or to which the Company may already provide "private-label" Internet connectivity. Other types of targeted acquisitions include local or regional business ISP's in markets where the Company has established points of presence and would benefit from the acquired company's local sales force and installed customer base through the potential increase in the Company's network utilization.

         The Company intends to pursue its strategy initially in the State of Oklahoma and thereafter in neighboring states, including Arkansas, Kansas, Texas, and Missouri.

Recent Transactions

Regulation D Offering

         In April 1999, the Company raised an aggregate $648,500 in an offering of its common stock, par value $.00001 per share (the "Common Stock"). The offering (the "504 Offering") was made pursuant to an exemption from the registration requirements of the Securities Act pursuant to Rule 504 of Regulation D of such act. Pursuant to the 504 Offering, an aggregate 648,500 shares of Common Stock were issued.

Acquisition of Animus

         On March 26, 1998 the Company purchased 100% of the outstanding common stock of Animus Communications, Inc. ("Animus"), an Oklahoma corporation engaged in the business of providing Web Hosting Services, selling computer equipment and providing configuration and maintenance of the equipment. The aggregate purchase price for the Animus stock was $350,000, of which $175,000 was paid at closing with the remaining $175,000 paid in two installments subsequent to closing. See "Item 7. Certain Relationships and Related Transactions."

Business of the Registrant

Internet Access and Value-added Services

         Industry Background

         Growth of the Internet and the Web. The Internet is a collection of connected computer systems and networks that link millions of public and private computers to form what is essentially the largest computer network in the world. The Internet has experienced rapid growth in recent years and is expected to continue to grow based on estimated increases in the numbers of Web users, Web traffic and the number of Web sites. Several factors are contributing to the Internet's growth, including:

         - The proliferation of lower cost personal computers;

         - Advances in the performance and speed of PCs, modems and networking components;

         - Improvements in network infrastructures;

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         - Easier and more competitive access to the Internet; and

         - The increasing use of the Internet by businesses as a competitive tool.

         The Internet has become an important global medium that enables millions of people to obtain and share information and conduct business electronically.

         Accessing the Internet. Internet access services represent the means by which Internet service providers interconnect business and consumer users to the Internet's resources. Access services vary from dial-up modem access for individuals and small businesses to high speed dedicated transmission lines for broadband access by large organizations. An Internet service provider provides Internet access either by developing a proprietary network infrastructure or by purchasing access service from a wholesale access vendor, or through a combination of both.

         The rapid development and growth of the Internet have resulted in a highly competitive and fragmented industry consisting of more than 4,800 Internet service providers in the United States with an average customer base of less than 5,000 subscribers. The vast majority of U.S.-based Internet service providers conduct their operations within a single state or city, with only a handful of Internet service providers, such as EarthLink and MindSpring, having expanded the scope of their operations from a single region to nationwide coverage. Due to the disparity between the large number of smaller Internet service providers with limited resources and the emergence of a limited number of national Internet service providers with their associated economies of scale, the Internet service provider industry is expected to undergo substantial consolidation. Forrester Research projects that Internet service provider access revenues in the United States will grow from approximately $6 billion in 1997 to $38 billion in 2002.

         Growth in Electronic Commerce ("E-Commerce"). For many businesses, the Internet has created a new communication and sales channel that enables companies to interact with large numbers of geographically dispersed consumers and business partners. In the last several years, many companies have emerged that focus solely on the Internet as the medium for selling products or delivering services directly to purchasers, bypassing traditional wholesale and retail channels. Furthermore, traditional businesses are implementing sophisticated Web sites to effect electronic commerce initiatives that offer competitive advantages. These businesses are deploying an expanding variety of Internet-enabled applications, ranging from Web site marketing and recruiting programs to on-line customer interaction systems, integrated purchase order and "just-in-time" inventory solutions for key customers and suppliers. These capabilities require increasingly complex Web sites and support operations. In addition, advances in on-line security and payment mechanisms are alleviating concerns associated with conducting transactions in an open-platform environment, thus prompting more consumers and businesses to use the Internet in conjunction with purchases and more businesses to offer a greater breadth of electronic commerce services.

         Outsourcing of Internet Operations. As the Web increasingly becomes synonymous with electronic commerce, businesses are placing greater emphasis on their Internet transaction and communication operations. Internet-based companies, and to a growing extent, traditional businesses, require noncongested and scalable Internet operations to allow them to perform digital communication and commerce transactions globally over the Internet. Due to constraints posed by the lack of technical personnel with Internet skills or experience, the high cost of advanced networking equipment and the complexity of innovative Web solutions, many businesses are unable to internally develop, maintain and continually enhance their facilities and systems to conduct desired levels of Internet-based activities. As a result of these constraints and other factors, many businesses are seeking to outsource their facilities and systems requirements as the preferred means for providing electronic commerce solutions. To this end, an increasing demand is developing for:

         - Dedicated and broadband Internet access services to support reliable, high speed and/or constantly connected Internet access and communication;

         - Web hosting and co-location services which enable businesses to obtain equipment, technical expertise and infrastructure for their Internet needs on an outsourced basis; and

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         - End-to-end  electronic  commerce solutions to sell goods and services on the Web in a secure transaction environment.

         By outsourcing their facilities and systems needs, businesses are able to focus on their core competencies rather than expending vital resources to support their Internet operations. Forrester Research estimates that over 40% of Internet and internal corporate sites will be outsourced by 2002.

         The Opportunity for Internet Service Providers. The number of businesses and consumers accessing the Internet is expected to increase significantly in the foreseeable future. According to Forrester Research, the market for providing access to the Internet for businesses and consumers is expected to be approximately $18.4 billion in 2000. Additionally, as businesses and consumers are developing greater levels of comfort in the use of the Internet for electronic commerce, businesses are increasingly implementing sophisticated electronic commerce solutions which, in turn, require significantly greater bandwidth and other business services. In response, an increasing number of Internet service providers are attempting to augment their basic Internet access services with a wide range of business services. According to International Data Corporation, the market for Web hosting and Internet security business services is the fastest growing segment of the Internet services market, with revenues expected to increase from approximately $350 million in 1997 to approximately $7 billion in 2000.

         Internet service providers that offer both Internet access to broad segments of the population and that offer a broad selection of business services are positioned to attain greater economies of scale through lower network expansion and marketing costs on a per-subscriber basis. The Company believes that it is uniquely positioned, among purely local or regional ISP's, to benefit from this continued growth. Specifically, the Company believes that a window of opportunity currently exists within the state of Oklahoma. Currently, competition from the national ISP's, such as America Online, Prodigy, CompuServe, has had only minimal impact on the Oklahoma ISP market due to the lack of local dial-up Internet presence in rural Oklahoma and too many busy signals. In addition, the local Oklahoma education ISP, OneNet, is also not a factor due to the limits placed on it by the Oklahoma legislature. With the demand for Internet access consistently exceeding all projections, the Company believes that its target area, rural Oklahoma, is grossly underserviced. Accordingly, the Company believes that a real opportunity exists for the Company and its subsidiaries to establish a stronghold on the Oklahoma Internet market, given the local infrastructure that it already has in place as well as its multi-pronged marketing strategy. In short, the Company, through its subsidiaries, believes that it is well positioned to provide all of the telecommunications needs throughout Oklahoma whether it be through traditional telephone service or the increasingly demanded Internet access.

         Internet Access Services

         The Company offers a full range of consumer Internet access services and a broad selection of business services, both of which are offered nationwide at competitive prices. The Company believes that its services provide customers with the following benefits:

         - FAST AND RELIABLE QUALITY SERVICE. The Company has implemented a network architecture providing exceptional quality and consistency in Internet services, making the Company a recognized leader in the Oklahoma ISP industry.

         The Company offers unlimited, unrestricted and reliable Internet access at a low monthly price. A user to modem ratio of 8:1 assures access without busy signals. Dial-up access is available for the following modem speeds: 14.4, 28.8, 33.6, K56Flex, 56K V.90, ISDN 64K and ISDN 128K. The Company's dial-up access supports all major platforms and operating systems, including MS Windows, UNIX(R), Mac OS, OS/2 and LINUX. This allows simplified access to all Internet applications, including the World Wide Web (WWW), email, news and file transfer protocol (FTP).

         - COST-EFFECTIVE ACCESS. The Company offers high quality Internet connectivity and enhanced business services at price points that are generally the same or slightly lower than those charged by other Internet service

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providers with national coverage. The Company offers pre-bundled access services packages under monthly or prepaid plans.

         - SUPERIOR CUSTOMER SUPPORT. The Company provides superior customer service and support, with customer care and technical personnel available by telephone and/or on-line on a 24 hours-a-day, seven days-a-week basis.

         Value-added Internet Services

         Web Hosting and E-Commerce Support. The Company offers a broad selection of enhanced business services that are focused on the practical needs of businesses to support their Internet operations. In addition to the Company's role as an ISP, the Company, through Animus, is an established web hosting service provider. Both directly and through the Company's global reseller network, the Company offers customers a broad range of affordable service plans including web hosting, advanced E-commerce, managed dedicated server, server co-location and dedicated network connectivity solutions.

         The Company's technical staff guides customers through every phase in developing a web presence. These phases include domain name registration, site design and set up, site maintenance and security. The Company's E-commerce team assists clients in leveraging their existing technology investment to establish a secure and reliable online shopping site. E-commerce involves selling products and services on the Internet. It is a dynamic business process by which customers interact with sales representatives. Through Animus, the Company offers a "virtual shopping cart" program to keep track of multiple sales and facilitate inventory management and order processing.

         Online shoppers benefit by having flexibility over purchasing decisions, while the program handles all shipping and tax calculations. Animus' secure server allows online shoppers to enter their credit card or other payment information in complete confidence by sending the information in an encrypted format.

         The Company believes that Animus' systems have 99.7% uptime reliability. Client websites are hosted on dual processor servers, yielding unusual speed and reliability. Animus maintains multiple T1 connections and one T3 connection with uninterrupted power and is multi-homed.

         Domain Name Registrar Services. On July 8, 1999, the Internet Corporation for Assigned Names and Numbers (ICANN) announced that Animus was one of only approximately 50 initial companies from around the world which have been approved to act as registrars for the .com, .net and.org Internet domains. Previously, registration for the three most popular top-level domains has been handled exclusively by Network Solutions of Herndon, Virginia, under a 1992 contract with the U.S. government. With this coveted designation, Animus joins an elite group of companies that includes Network Solutions, America Online, AT&T, and France Telecom.

         The assignment of Internet domain names for a fee will complement the current services offered by the Company and give it an opportunity for tremendous growth in a business that was previously conducted by only one company. Currently, domain registration fees are $35 per domain name per annum. The Company expects that the price charged for registration fees will fall with the entry of multiple registrars; moreover, while no definitive agreement has yet been reached with Network Solutions, the Company expects that a portion of each fee charged by a registrar will be paid to Network Solutions. The Company anticipates that this business segment should prove a profitable one for the Company.

         IP Telephony. The Company intends to add IP telephony to the array of value-added Internet services it offers to its customers. IP telephony is the delivery of telephone calls over the Internet. Traditional telephone service is a circuit-switched technology. When a long-distance call is placed, the system switches open a direct connection between the sender, and then over a series of switching facilities, to the receiving party. The connection remains open during the duration of the telephone call. Since no one else can use the circuit while a call is in progress, more circuits are required, which leads to inefficiency

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and expense. In contrast, IP telephony is a packet-switched technology, which is the basis of all Internet communication. IP breaks up network data into small chunks or packets, which are then sent out on the Internet. These packets are routed using the most expedient path available at the time, until they reach their destination. On the Internet, this process happens in microseconds. The data can consist of e-mail, video, and voice.

         Thus, a caller will not have to place a conventional long-distance telephone call to reach a party anywhere in the world, since with the Internet, every call is just an e-mail (voice), i.e., local call away. The caller initiates a local call to a switching center or gateway connected to an IP provider. The call travels over the Internet to the receiver's geographic area and a switching center in that area completes the call over that local call's telephone lines. In 1996 the first IP telephony technology was put into place. Millions of individuals, governments, and corporations are using this technology every day to send data, voice conversations, and even money.

Local Telephone Service

         The Company also plans to provide traditional telephone service throughout parts of the State of Oklahoma through its wholly owned subsidiary, Fulltel, Inc., which is a licensed and regulated "competitive local exchange carrier" providing local telephone service in sections of Oklahoma. Competitive local exchange carriers, or CLEC's, are new phone companies born out of the Telecommunications Act of 1996 (the "Telecommunications Act"), which requires the "incumbent local exchange carriers" (ILEC's), such as the regional Bell companies, to provide CLEC's access to their local facilities, and to compensate CLEC's for traffic originated by ILECs and terminated on the CLEC's network. ILEC's are required to pay this compensation for the term of the interconnection agreement entered into between it and the CLEC.

         Fulltel was formed in February 1998 to compete with Southwestern Bell Telephone and GTE by adding to the existing telephone network its own switch and infrastructure thereby allowing Fulltel to offer local services in most of Oklahoma, including local dial up for the Internet access services provided by the Company.

         Part of the Company's marketing strategy is to capitalize on the perceived synergies between the Company's Internet activities and Fulltel's local dial-up service. By organizing and funding Fulltel, the Company gains local dial up Internet access to 80% of the State of Oklahoma. In return, Fulltel gains immediate access to all of the Company's ISP customer base.

         In the first six months of 1999 several developments in the regulatory arena have occurred which the Company believes will have a favorable impact on the Company's business. In January 1999, the United States Supreme Court ruled that CLEC's may, in effect, "pick and choose" from existing interconnection agreements already in place between an ILEC and other CLEC's. That ruling has allowed for far quicker negotiations with Southwestern Bell Telephone, the dominant ILEC in Oklahoma, and the Company's interconnection agreement was filed with the Oklahoma Corporation Commission in early April 1999. Additionally, the Federal Communications Commission (the "FCC") recently has adopted new rules designed to make it easier and less expensive for CLECs to obtain "collocation" (which allows companies such as us and other interconnectors to install and maintain their own network termination equipment in ILEC central offices) by, among other things, restricting the ILECs' ability to prevent certain types of equipment from being collocated and requiring ILECs to offer alternative collocation arrangements to CLECs. That will allow Fulltel to provide xDSL services ("digital subscriber lines," faster applications using traditional telephone lines which can currently send data 25 times faster than traditional phone lines) in Oklahoma City as soon as Fulltel's switching equipment is "turned on" by Southwestern Bell Telephone, which Southwestern Bell has indicated will occur sometime in the fourth quarter of 1999. See "-Regulatory Matters."

Risk Factors

         This Registration Statement includes "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although the Company believes that its plans, intentions and expectations reflected in such forward looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the Company's forward looking statements are set forth below and elsewhere in this Registration Statement. All forward looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth below.

         Limited Operating History. The Company has a relatively limited operating history upon which an evaluation of the Company's prospects can be made. Consequently, the likelihood of success of the Company must be considered in view of all of the risks, expenses and delays inherent in the establishment and growth of a new business including, but not limited to, expenses, complications and delays which cannot be foreseen when a business is commenced, initiation of marketing activities, the uncertainty of market acceptance of new services, intense competition from larger more established competitors and other factors. The Company's ability to achieve profitability and growth will depend on successful development and commercialization of its current and proposed services. No assurance can be given that the Company will be able to introduce its proposed services or market its services on a commercially successful basis.

         Necessity of Additional Financing. In order for the Company to have any opportunity for significant commercial success and profitability, it must successfully obtain additional financing, either through borrowings, additional private placements or an initial public offering, or some combination thereof. Although the Company is actively pursuing a variety of funding sources, there can be no assurance that it will be successful in such pursuit.

         Potential Claims Under State Securities Laws. State and federal securities laws require the registration of securities, unless applicable law provides for an exemption from such registration requirements. Additionally, under certain circumstances the agents of an issuer engaged in sales activities must be registered as a broker/dealer. The Company has determined that it may have inadvertently failed to comply with such requirements in certain of the states in which the Common Stock was sold. Consequently, in July 1999, the Company extended rescission offers to certain of its stockholders who acquired Common Stock in the 504 Offering and who are residents of Florida and Oklahoma. The rescission offer is open for 30 days from the stockholders' receipt thereof. The acceptance of the rescission offer by stockholders representing in excess of $150,000 of the subscriptions in the 504 Offering will have a material, adverse effect on the Company unless the Company is able to obtain immediate funds to replace the amounts refunded. There can be no assurance that, in such event, the Company would be able to obtain the necessary replacement funding.

         Limited Marketing Experience. The Company has limited experience in developing and commercializing new services based on innovative technologies, and there is limited information available concerning the potential performance of its hardware or market acceptance of its proposed services. There can be no assurance that unanticipated expenses, problems or technical difficulties will not occur which would result in material delays in product commercialization or that the Company's efforts will result in successful product commercialization.

         Uncertainty of Products/Services Development. Although considerable time and financial resources were expended in the development of the Company's services and products, there can be absolutely no assurance that problems will not develop which would have a material adverse effect on the Company. The Company will be required to commit considerable time, effort and resources to finalize such development and adapt its products/services to satisfy specific requirements of potential customers. Continued system refinement, enhancement and development efforts are subject to all of the risks inherent in the development of new products/services and technologies, including unanticipated delays, expenses, technical problems or difficulties, as well as the possible insufficiency of funds to satisfactorily complete development, which could result in abandonment or substantial change in commercialization. There can be no assurance that development efforts will be successfully completed on a timely basis, or at all, that the Company will be able to successfully adapt its hardware and/or software to satisfy specific requirements of potential customers, or that unanticipated events will not occur which would result in increased costs or material delays in development or commercialization. In addition, technologies as complex as those planned to be incorporated into the Company's products/services may contain errors which become apparent subsequent to commercial use. Remedying such errors could delay the Company's plans and cause it to incur substantial additional costs.

         New Concept; Uncertainty of Market Acceptance and Commercialization Strategy. The Company's proposed entry into IP telephony represent a new business concept. As is typical in the case of a new business concept, demand and market acceptance for a newly introduced product/service is subject to a high level of uncertainty. Achieving market acceptance for this new concept will require significant efforts and expenditures by the Company to create awareness and demand by consumers. The Company's marketing strategy and preliminary and future marketing plans may be unsuccessful and are subject to change as a result of a number of factors, including progress or delays in the Company's marketing efforts, changes in market conditions (including the emergence of potentially significant related market segments for applications of the Company's technology), the nature of possible license and distribution arrangements which may or may not become available to it in the future and economic, regulatory and competitive factors. There can be no assurance that the Company's strategy will result in successful product commercialization or that the Company's efforts will result in initial or continued market acceptance for the Company's proposed products.

         Competition; Technological Obsolescence. The markets that the Company intends to enter are characterized by intense competition and an increasing number of potential new market entrants who have developed or are developing potentially competitive products and/or services. The Company will face competition from numerous sources, certain of which may have substantially greater financial, technical, marketing, distribution, personnel and other resources than the Company, permitting such companies to implement extensive marketing campaigns, both generally and in response to efforts by additional competitors to enter into new markets and market new products and services. In addition, the markets for the Company's proposed products/services are characterized by rapidly changing technology and evolving industry standards which could result in product obsolescence or short product life cycles. Accordingly, the ability of the Company to compete will be dependent upon the Company's ability to complete development and introduce its product and/or services into the marketplace in a timely manner, to continually enhance and improve its software and to successfully develop and market new products. There can be no assurance that the Company will be able to compete successfully, that competitors will not develop technologies or products that render the Company's products and/or services obsolete or less marketable or that the Company will be able to successfully enhance its products or develop new products and/or services.

         Risks Relating to the Internet. Use of the Internet by consumers is in a relatively early state, and market acceptance of the Internet as a medium for telephone service is subject to uncertainty. The rapid growth of global commerce and the exchange of information on the Internet and other online networks is relatively new and still evolving, making it difficult to predict whether the Internet will prove to be a viable commercial marketplace generally. The Company believes that its future success will depend on its ability to significantly increase revenues, which, in turn, will be materially dependent upon the development and widespread acceptance of the Internet and online services as a medium for telephone service. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high-speed modems and security procedures. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by sustained growth. In addition, the viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols, the inability to handle increased levels of Internet activity or due to increased government regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, the Company's business, results of operations and financial condition would be materially adversely affected.

         Potential Government regulations. The Company's operations in the field of local telephone service provider is closely monitored and regulated by the FCC. While the FCC and recent court decisions have consistently supported the concept of competition with the RBOC's through the type of operations proposed to be engaged in by the Company, no assurance can be given that the regulatory environment will not change or that future court challenges will not be successful. In the event changes are made in the way entities such as the Company interface with the RBOC's or if the current reciprocal compensation agreements between the Company and Southwestern Bell Telephone are voided, the Company's future earning potential could be adversely impacted.

         Dependence on Key Personnel. The success of the Company depends in large part upon the continued successful performance of its current executive officers and key employees, Messrs. Timothy J. Kilkenny, Roger Laubhan and Jason Ayers and Ms. Dawn Deckman, for the continued research, development, marketing and operation of the Company. Although the Company has employed, and will employ in the future, additional qualified employees as well as retaining consultants having significant experience, if Messrs. Kilkenny, Laubhan or Ayers or Ms. Deckman fail to perform any of their duties for any reason whatsoever, the ability the Company to market, operate and support its products/services will be adversely affected. While the Company is located in areas where the available pool of people is substantial, there is also significant competition for qualified personnel.

         Absence of Public Market. There currently is no public market for the Common Stock and no assurance can be given that such a market will develop or, if developed, that it will be sustained. The Company is in the process of preparing a registration statement to be filed with the SEC, which will permit the Company's common stock to be eligible for trading on the OTC Bulletin Board when it becomes effective (which will occur automatically 60 days after filing). However, even if the common stock becomes OTC eligible, there can be no assurance that a market maker will agree to quote the common stock on the OTC Bulletin Board. Hence, there can be no assurance that stockholders will be able to sell their shares should they desire to do so. Any market for the common stock that may develop, in all likelihood, will be a limited one, and if such a market does develop, the price may be volatile.

         No Payment of Dividends on Common Stock. The Company has not paid any dividends on its common stock. For the foreseeable future, the Company anticipates that all earnings, if any, that may be generated from the Company's operations will be used to finance the growth of the Company and that cash dividends will not be paid to holders of the common stock.

         Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell such securities to persons other than established customers and accredited investors (generally, those persons with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse), must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that is or becomes subject to the penny stock rules. If the Company's securities are or become subject to the penny stock rules, the Company's stockholders may find it more difficult to sell their shares.

Regulatory Matters

         The following summary of regulatory developments and legislation is not complete. It does not describe all present and proposed federal, state, and local regulation and legislation affecting the ISP and telecommunications industries. Existing federal and state regulations are currently subject to judicial proceedings, legislative hearings, and administrative proposals that could change, in varying degrees, the manner in which the Company's businesses operate. The Company cannot predict the outcome of these proceedings or their impact upon the ISP and telecommunications industries or upon the Company's business.

         Both the provision of Internet access service and the provision of underlying telecommunications services are affected by federal, state, local and foreign regulation. The FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications carriers to the extent that they involve the provision, origination or termination of jurisdictionally interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they involve origination or termination of jurisdictionally intrastate communications. In addition, as a result of the passage of the Telecommunications Act, state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of the Telecommunications Act. In particular, state regulatory commissions have substantial oversight over the provision of interconnection and non-discriminatory network access by ILECs. Municipal authorities generally have some jurisdiction over access to rights of way, franchises, zoning and other matters of local concern.

         The Company's Internet operations are not currently subject to direct regulation by the FCC or any other U.S. governmental agency, other than regulations applicable to businesses generally. However, the FCC continues to review its regulatory position on the usage of the basic network and communications facilities by ISPs. Although in an April 1998 Report, the FCC determined that ISPs should not be treated as telecommunications carriers and therefore should not be regulated, it is expected that future ISP regulatory status will continue to be uncertain. Indeed, in that report, the FCC concluded that certain services offered over the Internet, such as phone-to-phone IP telephony, may be functionally indistinguishable from traditional telecommunications service offerings, and their non-regulated status may have to be re-examined.

         Changes in the regulatory structure and environment affecting the Internet access market, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood of competition from RBOC's or other telecommunications companies, could have an adverse effect on the Company's business. Although the FCC has decided not to allow local telephone companies to impose per-minute access charges on ISPs, and that decision has been upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. In addition, some telephone companies are seeking relief through state regulatory agencies. The imposition of access charges would affect the Company's costs of serving dial-up customers and could have a material adverse effect on the Company's business, financial condition and results of operations.

         In addition to our Internet activities, the Company has recently focused attention on acquiring telecommunications assets and facilities, which is a regulated activity. Fulltel, the Company's wholly owned subsidiary, has received an received CLEC certification in the State of Oklahoma, and an important part of the Company's growth strategy is obtaining CLEC certification in certain other states. The Telecommunications Act requires CLEC's not to prohibit or unduly restrict resale of their services; to provide dialing parity, number portability, and nondiscriminatory access to telephone numbers, operator services, directory assistance, and directory listings; to afford access to poles, ducts, conduits, and rights-of-way; and to establish reciprocal compensation arrangements for the transport and termination of telecommunications traffic. In addition to federal regulation of CLEC's, the states also impose regulatory obligations upon CLEC's. While these obligations vary from state to state, most states require CLEC's to file a tariff for their services and charges; require CLEC's to charge just and reasonable rates for their services, and not to discriminate among similarly-situated customers; to file periodic reports and pay certain fees; and to comply with certain services standards and consumer protection laws. As a provider of domestic basic telecommunications services, particularly competitive local exchange services, the Company could become subject to further regulation by the FCC and/or another regulatory agency, including state and local entities.

         The Telecommunications Act has caused fundamental changes in the markets for local exchange services. In particular, the Telecommunications Act and the FCC rules issued pursuant to it mandate competition in local markets and require that ILEC's interconnect with CLEC's. Under the provisions of the Telecommunications Act, the FCC and state public utility commissions share jurisdiction over the implementation of local competition: the FCC was required to promulgate general rules and the state commissions were required to arbitrate and approve individual interconnection agreements. The courts have generally upheld the FCC in its promulgation of rules, including a January 25, 1999 U.S. Supreme Court ruling which determined that the FCC has jurisdiction to promulgate national rules in pricing for interconnection.

         An important issue for CLEC's is the right to receive reciprocal compensation for the transport and termination of Internet traffic. The Company believes that, under the Telecommunications Act, CLEC's are entitled to receive reciprocal compensation from ILEC's. However, some ILEC's have disputed payment of reciprocal compensation for Internet traffic, arguing that ISP traffic is not local traffic. Most states have required ILEC's to pay CLEC's reciprocal compensation. However, in October 1998, the FCC determined that dedicated DSL service is an interstate service and properly tariffed at the interstate level. In February 1999, the FCC concluded that at least a substantial portion of dial-up ISP traffic is jurisdictionally interstate. The FCC also concluded that its jurisdictional decision does not alter the exemption from access charges currently enjoyed by ISPs. The FCC established a proceeding to consider an appropriate compensation mechanism for interstate Internet traffic. Pending the adoption of that mechanism, the FCC saw no reason to interfere with existing interconnection agreements and reciprocal compensation arrangements. The FCC order has been appealed. In addition, there is a risk that state public utility commissions that have previously considered this issue and ordered the payment of reciprocal compensation by the ILEC's to the CLEC's may be asked by the ILEC's to revisit their determinations, or may revisit their determinations on their own motion. To date, at least one ILEC has filed suit seeking a refund from a carrier of reciprocal compensation that the ILEC had paid to that carrier. There can be no assurance that any future court, state regulatory or FCC decision on this matter will favor the Company's position. An unfavorable result may have an adverse impact on the Company's potential future revenues as a CLEC.

         As the Company becomes a competitor in local exchange markets, it will become subject to state requirements regarding provision of intrastate services. This may include the filing of tarriffs containing rates and conditions. As a new entrant, without market power, the Company expects to face a relatively flexible regulatory environment. Nevertheless, it is possible that some states could require the Company to obtain the approval of the public utilities commission for the issuance of debt or equity or other transactions which would result in a lien on its property used to provide intrastate services.

Competition

         The market for Internet connectivity and related services is extremely competitive. The Company anticipates that competition will continue to intensify as the use of the Internet grows. The tremendous growth and potential market size of the Internet access market has attracted many new start-ups as well as existing businesses from different industries.

         The Company believes that a reliable network, knowledgeable salespeople and the quality of technical support currently are the primary competitive factors in its targeted market and that price is usually secondary to these factors.

         The Company's current and prospective competitors include, in addition to other national, regional and local ISPs, long distance and local exchange telecommunications companies, cable television, direct broadcast satellite, wireless communications providers and on-line service providers. While the Company believes that its network, products and customer service distinguish it from these competitors, most of these competitors have significantly greater market presence, brand recognition, and financial, technical and personnel resources than the Company.

ISP's

         According to industry sources, there were over 6,700 ISP's in the United States and Canada in 1998, consisting of national, regional and local providers. The Company's current primary competitors include other ISP's with a significant national presence which focus on business customers, such as UUNet Technologies, Inc., GTE Internetworking (formerly BBN), Concentric Network and DIGEX. While the Company believes that its level of customer service and support and target market focus distinguish it from these competitors, such competitors have greater market share, brand recognition, and financial, technical and personnel resources than the Company. The Company also competes with unaffiliated regional and local ISP's in our targeted geographic regions.

Telecommunications Carriers

         The major long distance companies, also known as interexchange carriers, including AT&T, MCI WorldCom, Cable & Wireless/IMCI and Sprint, offer Internet access services and compete with the Company. Reforms in the federal regulation of the telecommunications industry have created greater opportunities for incumbent local exchange carriers, or ILEC's, including the RBOC's, and other CLEC's, to enter the Internet connectivity market. In order to address the Internet connectivity requirements of the business customers of long distance and local carriers, the Company believes that there is a move toward horizontal integration by ILEC's and CLEC's through acquisitions or joint ventures with, and the wholesale purchase of, connectivity from ISP's. The MCI/WorldCom merger (and the prior WorldCom/MFS/UUNet consolidation), GTE's acquisition of BBN, the acquisition by ICG Communications, Inc. of Netcom, Global Crossing's recently announced plans to acquire Frontier Corp. (and Frontier's prior acquisition of Global Center) and AT&T's recent purchase of IBM's global communications network are indicative of this trend. Accordingly, the Company expects that it will experience increased competition from the traditional telecommunications carriers. These telecommunications carriers, in addition to their greater network coverage, market presence, and financial, technical and personnel resources, also have large existing commercial customer bases.

Cable  Companies,   Direct  Broadcast  Satellite  and  Wireless   Communications
Companies

         Many of the major cable companies have announced that they are exploring the possibility of offering Internet connectivity, relying on the viability of cable modems and economical upgrades to their networks. Continental Cablevision, Inc., Tele-Communications, Inc. ("TCI") and At Home Corporation (@Home) have announced trials to provide Internet cable service to their residential customers in select areas. Cable companies, however, are faced with large-scale upgrades of their existing plant equipment and infrastructure in order to support connections to the Internet backbone via high-speed cable access devices. Additionally, their current subscriber base and market focus is residential, which requires that they partner with business-focused providers or undergo massive sales and marketing and network development efforts in order to target the business sector. Several announcements also recently have been made by other alternative service companies approaching the Internet connectivity market with various wireless terrestrial and satellite-based service technologies. These include Hughes Network Systems' DirecPC product that provides high-speed data through direct broadcast satellite technology; CAI Wireless Systems Inc.'s announcement of an MMDS wireless cable operator launching data services via 2.5 to 2.7 GHz and high-speed wireless modem technology; Cellularvision's announcement that it is offering Internet access via high-speed wireless LMDS technology; and WinStar Communications, a 38 GHz radio company that wholesales its network capacity to other carriers and now offers high-speed Internet access to business customers. The Company believes that there is a trend toward horizontal integration involving cable companies through acquisitions or joint ventures between cable companies and telecommunications carriers. The acquisition of TCI by AT&T is indicative of this trend.

On-line Service Providers

         The dominant on-line service providers, including Microsoft Network, America Online, Incorporated and Prodigy, Inc., have all entered the Internet access business by engineering their current proprietary networks to include Internet access capabilities. The Company competes to a lesser extent with these service providers, which currently are primarily focused on the consumer marketplace and offer their own content, including chat rooms, news updates, searchable reference databases, special interest groups and shopping. However, America Online's recent acquisition of Netscape Communications Corporation and related strategic alliance with Sun Microsystems will enable it to offer a broader array of IP-based services and products that could significantly enhance its ability to appeal to the business marketplace and, as a result, compete more directly with the Company. CompuServe has also announced that it will target Internet connectivity for the small to medium-sized business market.

         The Company believes that its ability to attract business customers and to market value-added services is a key to its future success. However, there can be no assurance that the Company's competitors will not introduce comparable services or products at similar or more attractive prices in the future or that the Company will not be required to reduce its prices to match competition. Recently, many competitive ISP's have shifted their focus from individual customers to business customers. Moreover, there can be no assurance that more of the Company's competitors will not shift their focus to attracting business customers, resulting in even more competition for the Company. There can be no assurance that the Company will be able to offset the effects of any such competition or resulting price reductions. Increased competition could result in erosion of the Company's market share and could have a material adverse effect on its business, financial condition and results of operations.

Customers

         In 1998, no customer represented in excess of 10% of the Company's gross revenues.

Employees

         As of June 30, 1999, the Company had 12 employees employed in engineering, sales, marketing, customer support and related activities, and general and administrative functions. None of the Company's employees is represented by a labor union, and the Company considers its relations with its employees to be good. The Company also engages consultants from time to time with respect to various aspects of its business.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Overview

         The Company is a regional provider of consumer Internet access and business services, offering innovative technological solutions for individuals, businesses, organizations, education institutions, as well as government agencies. The Company operates through itself and through two wholly owned subsidiaries, Fulltel and Animus.

         The Company's revenues are derived primarily from providing Internet access services to individual and business subscribers. Revenues are comprised principally of recurring revenues from the Company's customer base, non-recurring start-up fees for modem and leased line connections and various forms of ancillary services including but not exclusive to hardware sales. The Company charge subscription fees, which are billed monthly or quarterly, in advance, typically under pre-authorized credit card accounts or automatic bank transfers. The Company has not yet generated any revenue from Fulltel.

         Monthly subscriptions services revenue is recognized over the period in which the services are provided. Service revenues derived from dedicated access services, which require the purchase and installation of equipment at the customer's location, are recognized when the service is commenced. Fee revenues for ancillary services are recognized when performed.

         Acceleration in the growth of the Company's subscriber base or changes in usage patterns among subscribers may increase operating costs. Acceleration in the growth of the subscriber base could require the Company to hire additional personnel and increase its expenses related to marketing, network infrastructure and customer support sooner than anticipated. An increase in peak time usage or an overall increase in usage by subscribers could adversely affect the Company's ability to consistently meet the demand for our access services. As a result, the Company may be required to hire additional personnel and increase expenses related to network infrastructure capacity with minimal corresponding increases in revenue on a per subscriber basis.

Acquisitions

         The Company has expanded its operations in part through acquisitions, which has placed and may continue to place a significant strain on the Company's management, personnel, administrative, operational, financial and other resources. To successfully manage its growth, the Company will be required to continue to implement and improve information and operating systems, hire, train, and manage an increasing number of management and other personnel, monitor its operations and integrate new technologies as they be become available.

         In April 1998, the Company acquired all the issued and outstanding stock of Animus Communcations Inc., a company engaged in the business of web hosting. Animus is currently doing business in 37 countries around the world and was responsible for approximately $250,000 of the Company's revenues in 1998.

Results of Operations

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Revenues

         Revenues for the year ended December 31, 1998 were $1,001,787 compared to $511,903 for the year ended December 31, 1997. The increase in revenue was due principally to three factors: one, the increase in dial-up and leased line subscriber base; two, the entrance into the Value Added Reseller (VAR) and integration market, which includes sale of hardware; and three, the acquisition of Animus, which contributed approximately $250,000 of the Company's gross revenues for 1998.

Cost of Revenues

         Cost of revenues for 1998 was $790,155 compared to $460,322 for 1997. Cost of revenues as a percentage of revenues for 1998 was 78.8% compared to 89.9% for 1997. The decrease in cost of revenues can be attributed to the higher margins that exist in the web hosting business.

Operating Expenses

         Operating expenses for 1998 were $138,123 compared to $129,827 for 1997. The increase in operating expenses was attributable to higher advertising, payroll, professional fees and rent expense incurred in 1998 to support the increased revenue base.

Interest Expense

          Interest  expense for 1998 was  $75,398  compared to $50,588 for 1997.
The increase in interest expense was largely due to additional borrowing incurred to acquire Animus.

Net Loss

         The Company incurred a net loss of $209,134 for 1998 compared to a net loss of $180,415 for 1997, an increase of approximately 16%. The increase in net loss was attributable principally to increased expenditures associated with increasing the capacity of the Company's network to accommodate the increase in subscribers expected to be generated when Fulltel's telephone operations commence.

Liquidity and Capital Resources

         The expansion of the Company's business will require significant capital to fund capital expenditures, working capital needs, debt service and the cash flow deficits generated by operating losses. The Company's principal capital expenditure requirements include the purchase and installation of switches and transmission equipment collocated in ILEC central offices and the further development of operations support systems and other automated back office systems. Additionally, the growth of the Company's web hosting business will require significant capital expenditures.

         To date, the Company has primarily funded its expenditures through bank borrowings and the sale of its equity securities. During the second quarter of 1998, the Company received proceeds of $648,500 through the sale of equity securities pursuant to Rule 504 of Regulation D of the Securities Act.

         The Company expects to make significant capital outlays for the foreseeable future in order to continue the development activities called for in its current business plan and to fund expected operating losses. The Company currently estimates that the cash required to fund capital expenditures for its expansion plans will be approximately $500,000 in 1999. In order for the Company to implement its current business plan and finance its projected capital expenditures for 1999 and thereafter, the Company will be required to seek and obtain significant amounts of additional financing (debt and/or equity) within the next year. The Company's expansion plans in Oklahoma are dependent upon raising substantial additional financing in the near term. If the Company's plans or assumptions change, if its assumptions prove to be inaccurate, or if it experiences unanticipated costs or competitive pressures, the Company will be required to seek additional capital sooner than currently anticipated, possibly within the next three to six months. In particular, if the Company elects to pursue significant additional acquisition opportunities or to deploy more switches than currently planned, its cash needs may be increased substantially. There can be no assurance that the Company's current projection of cash flow (and losses) from operations (which will depend upon numerous future factors and conditions, many of which are outside of the Company's control) will be accurate. Because the Company's cost of developing new networks and services, funding other strategic initiatives and operating its business will depend on a variety of factors (including, among other things, the number of subscribers and the service for which they subscribe, the nature and penetration of services that may be offered by the Company, regulatory changes, and actions taken by competitors in response to the Company's strategic initiatives), it is almost certain that actual costs and revenue will vary from expected amounts, very likely to a material degree, and that such variations are likely to affect The Company's future capital requirements. Current cash balances will not be sufficient to fund the Company's current business plan beyond the next year. As a consequence, the Company intends to seek additional debt and/or equity financing to fund the Company's liquidity. There can be no assurance that the Company will be able to raise additional capital on satisfactory terms or at all. In the event that the Company is unable to obtain such additional capital or to obtain it on acceptable terms or in sufficient amounts, the Company will be required to delay the development of its network or take other actions that could have a material adverse effect on the Company's business, operating results and financial condition and its ability to achieve sufficient cash flow to service debt requirements.

         The ability of the Company to fund the capital expenditures and other costs contemplated by its business plan and to make scheduled payments with respect to the bank borrowings, will depend upon, among other things, its ability to seek and obtain additional financing within the next year, to implement its business plan, to deploy its network and expand its operations and to obtain and retain a significant number of customers in its target markets, and the future operating performance of the Company and its subsidiaries. Each of these factors is, to a large extent, subject to economic, financial, competitive, political, regulatory and other factors, many of which are beyond the Company's control. The Company expects that it will generate operating losses for the foreseeable future and that its business will not generate positive cash flow for the foreseeable future. In addition, the Company will require significant amounts of additional financing, which may not be available, before it will be able to generate positive cash flow. No assurance can be given that the Company will be successful in developing and maintaining a level of cash flow from operations sufficient to permit it to pay the principal of, and interest and any other payments on, outstanding indebtedness. If the Company is unable to generate sufficient cash flow from operations to service its indebtedness, it may have to modify its growth plans, limit its capital expenditures, restructure or refinance its indebtedness or seek additional capital or liquidate its assets. There can be no assurance (i) that any of these strategies could be effected on satisfactory terms, if at all, or (ii) that any such strategy would yield sufficient proceeds to service the Company's debt or otherwise adequately fund operations.

Year 2000 Issue

         The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize the date using "00" as the year 1900 rather than the year 2000. The Company anticipates spending $500,000 on new systems by the end of 1999 from funds provided by the 504 Offering or from new sources of capital. However, specific expenditures for year 2000 costs are not being made related to the new systems. The Company has completed its assessment on the consequences of the year 2000 on information technology systems. As the Company has a relatively short history, virtually all systems are newly created or are being created and, during information technology development, year 2000 issues have been consistently addressed.

         Other non-information technology systems which may be affected by the year 2000 issue include systems provided to the Company by third parties. The most significant third party systems are those which operate ILEC interfaces and billing records, switching equipment and customer premises equipment. The Company has been assured by significant third parties that year 2000 compliance will be accomplished by the end of 1999. If such compliance is not achieved by these third parties, it would have a material adverse effect on the Company's business, operating results and financial condition and its ability to achieve sufficient cash flow.

Impact of Inflation

         The Company does not believe that inflation has had a significant impact on the Company's consolidated operations.

Seasonality

         The Company's business is not considered to be seasonal.

Item 3.  Description of Property.

         The Company currently is headquartered in facilities consisting of approximately 1,800 square feet in Oklahoma City, of which approximately 800 square feet is leased on a month-to month basis, and approximately 1,000 square feet is leased under a lease agreement with a term expiring September 2000. The Company is finalizing negotiations for a new lease agreement for approximately 4,900 square feet in another facility. Although no definitive agreement has yet been executed, it is anticipated that the agreement will provide for monthly payments of approximately $4,000 commencing in September 1999. The Company also leases space in a number of traditional telephone company central offices and private facilities in which the Company's equipment is housed.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth information as of June 30, 1999, concerning the beneficial ownership of Common Stock by each of the Company's directors, each executive officer named in the table under the heading "Item 5. Directors and Executive Officers, Promoters and Control Persons" and all directors and executive officers of the Company as a group, and by each person who is known by the Company to own more than 5% of the outstanding shares of Common Stock. Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to such stock.



          Name and Address                   Shares                Percent of
         of Beneficial Holder(1)         Beneficially Owned          Class
--------------------------------         ------------------        ----------
Timothy J. Kilkenny*(2)                     1,380,000(3)             65.72%

Laura L. Kilkenny*(2)                          (3)                    (3)

Roger s. Laubhan                               (4)                    (4)

Jason C. Ayers                                 (5)                    (5)

All executive officers and directors
  as a group (4 persons)                       1,380,000             65.72%

---------------------

*        Director

(1) Unless otherwise noted, the Company believes that each person named in the table has sole voting and investment power with respect to all shares beneficially owned by such person.
(2) Address is c/o Fullnet Communications, Inc., 200 N. Harvey, Suite 1704, Oklahoma City, Oklahoma 73102.
(3) Timothy J. Kilkenny and Laura L. Kilkenny hold 1,380,000 shares as joint tenants. Amounts shown do not include options to purchase 120,000 shares at $1.15 per share beginning October 2000.
(4) Pursuant to a stock bonus granted in June 1999 by the Board of Directors, Mr. Laubhan has been granted a number of shares of common stock equal to 3% of the fully diluted common stock outstanding at such date. Such shares have not yet been issued, pending resolution of certain contingent compensation, payable in the form of Common Stock and stock options, which were to be paid to a third party in connection with a financial advisory services agreement.
(5) Pursuant to a stock bonus granted in June 1999 by the Board of Directors, Mr. Ayers has been granted a number of shares of common stock equal to 1% of the fully diluted common stock outstanding at such date. Such shares have not yet been issued, pending resolution of certain contingent compensation, payable in the form of Common Stock and stock options, which were to be paid to a third party in connection with a financial advisory services agreement.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Directors and Executive Officers

         The following sets forth certain information as of June 30, 1999 concerning the directors and executive officers of the Company. The Board of Directors currently consists of two members, although the Company intends to increase the size of the Board in the near future. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers, other than between Timothy J. Kilkenny and Laura L. Kilkenny, who are husband and wife. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.


            Name            Age               Position
            ----            ---               --------

Timothy J. Kilkenny ........ 40      Chairman of the Board of Directors,
                                     President and Chief executive Officer

Laura L. Kilkenny........... 42      Corporate Secretary and Director

Roger S. Laubhan............ 48      Vice President and Chief Technology Officer

Jason C. Ayers.............. 24      Vice President and President of Animus
                                     Communications, Inc.

         Timothy J. Kilkenny has been President, Chief Executive Officer and Chairman of the Board of Directors of the Company since its inception in May 1995. Prior to that time, he spent 14 years in the financial planning business as a manager for both MetLife and Prudential. Mr. Kilkenny is a graduate of Central Bible College in Springfield, Missouri.

         Laura L. Kilkenny, D.O., has been Corporate Secretary and a director of the Company since May 1995. Dr. Kilkenny received her Doctorate of Osteopathic Medicine in May 1997. She has had extensive banking and accounting experience since 1976 when she began a banking career that lasted until 1990 when she changed careers.

         Roger S. Laubhan has been Vice President and Chief Technology Officer of the Company since April 1999. He served as Chief of Network Operations of the Company from December 1995 to April 1999. He has a B. S. degree in aeronautical technology from Oklahoma State University, and an MBA from Webster University of St. Louis, Illinois. Mr. Laubhan served 20 years in the United States Air Force as an instructor pilot, retiring with the rank of major. Mr. Laubhan has had formal training with Cisco and US Robotics and has 15 years of experience with personal computers.

         Jason C. Ayers has been President of Animus since its acquisition by the Company in April 1998 and was elected a Vice President of the Company in April 1999. Mr. Ayers received a B. S. degree from Southern Nazarene University in May 1996 with a triple major in Computer Science, Math, and Physics. Upon graduating, he was a co-founder of Animus, a web hosting company. On April 1, 1998, Animus was acquired by the Company and Mr. Ayers assumed the role of President of the wholly owned subsidiary.

Key Employees

         Dawn Deckman, 41, has been the Director of Sales and Marketing for the Company since April 1997. Ms. Deckman has been in sales and management in the telephony/data/Internet industry for the past five years.

         Michael D Tomas, 27, has been IT Manager since June 1999 and an employee of the Company since July 1996. Mr Tomas currently is completing his studies at the University of Oklahoma for a degree in Management Information Systems. Mr. Tomas has formal training with Cisco, Win 3.1, Win95/98, and
Windows NT 4.0 as well as LAN/WAN setup, including experience with wireless networking.

Item 6.  Executive Compensation.

         Set forth in the following table is information as to the compensation paid to the Company's Chief Executive Officer for each of the three years ended December 31, 1998. No officer or director of the Company received, during any of such periods, total compensation in excess of $100,000.

Summary Compensation Table


                                                            Annual Compensation
                                                            -------------------

Name and Principal Position                        Year     Salary    Other
---------------------------                        ----     ------    -----
Timothy J. Kilkenny, Chairman of the Board
   and Chief Executive Officer                     1998    $31,200    $7,433(1)

                                                   1997     34,540     5,574(2)

                                                   1996     30,000     4,160(3)


(1) Represents $1,875 of expense reimbursement for business use of Mr. Kilkenny's automobile and $5,558 of insurance premiums paid by the Company for the benefit of Mr. Kilkenny.

(2) Represents $1,414 of expense reimbursement for business use of Mr. Kilkenny's automobile and $4,160 of insurance premiums paid by the Company for the benefit of Mr. Kilkenny.

(3) Represents $4,160 of insurance premiums paid by the Company for the benefit of Mr. Kilkenny.

Stock Options Granted in Fiscal 1998

         The Company does not have a stock option plan, nor were any stock options granted by the Company during fiscal 1998 outside a plan. In February 1999, options to acquire an aggregate of 120,000 shares of Common Stock were granted to Mr. Kilkenny. The options, which are not exercisable until October 2000, have an exercise price of $1.15 per share and are exercisable in whole or in part until October 2003.

Item 7.  Certain Relationships and Related Transactions.

         On March 26, 1998 the Company purchased 100% of the outstanding common stock of Animus Communications, Inc. ("Animus"), an Oklahoma corporation engaged in the business of providing Web Hosting Services, selling computer equipment and providing configuration and maintenance of the equipment. The aggregate purchase price for the Animus stock was $350,000, of which $175,000 was paid at closing with the remaining $175,000 paid in two installments subsequent to closing. In connection with the acquisition, Jason C. Ayers, Vice President of the Company and President of Animus, was paid approximately $28,542 in 1998 and $29,792 in 1999 for his 1,000 shares of Animus common stock, which represented approximately 16.67% of the total number of shares of Animus common stock outstanding. The pro rata price paid to Mr. Ayers by the Company for his 1,000 shares of Animus common stock was the same price paid to other stockholders of Animus.

         In connection with the first installment payment of $50,000 due in September 1998 to the former Animus stockholders, Mr. Kilkenny advanced $50,000 to the Company. Monthly payments of principal and interest were paid by the Company until April 1999, when the $50,000 was repaid in full.

Item 8.  Description of Securities.

         The authorized capital stock of the Company consists of (i) 10,000,000 shares of Common Stock, having a par value of $.00001 per share, of which 2,099,928 shares were issued and outstanding at June 30, 1999. At such date, there were approximately 78 stockholders of record of the Common Stock.

Common Stock

         The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders. There is no cumulative voting with respect to the election of directors. Accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any then outstanding class of preferred stock, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any class of preferred stock then outstanding. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of any series of preferred stock that the Company may issue in the future.

Transfer Agents, Warrant Agent and Registrar

         The transfer agent for the Common Stock is Securities Transfer Corporation, Dallas, Texas.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

General

         The authorized capital stock of the Company consists of (i) 10,000,000 shares of common stock, having a par value of $.00001 per share, of which 2,099,928 shares were issued and outstanding at June 30, 1999. At such date, there were outstanding options to purchase an aggregate 120,000 shares of Common Stock. Additionally, a maximum of 200,000 shares of Common Stock as well as options to purchase an aggregate 90,000 shares of Common Stock may be issued pursuant to the terms of a financial advisory services agreement with a financial advisory firm. The agreement is the subject of a dispute between the Company and the financial advisor, and none of the shares or options have been issued pending resolution of the dispute. See "Item 5. Legal Proceedings." In June 1999, the Board of Directors granted stock bonuses to certain executive officers and employees of the Company in an aggregate amount equal to 7% of the fully diluted common stock outstanding at such date. Such shares have not yet been issued, pending resolution of the amounts of Common Stock and stock options payable in connection with the financial advisory services agreement.

Market Information

         There is no public trading market for the Company's securities. Although the Company's common stock will be eligible for trading on the OTC Bulletin Board upon the effectiveness of this registration statement, there can be no assurance that a market maker will agree to quote the common stock on the OTC Bulletin Board. Hence, there can be no assurance that stockholders will be able to sell their shares should they desire to do so. See "Item 1. Description of Business-Risk Factors-Absence of Public Market."

Number of Stockholders

         The number of beneficial holders of record of the Common Stock of the Company as of the close of business on June 30, 1999 was approximately 78.

Dividend Policy

         To date, the Company has declared no cash dividends on its Common Stock, and does not expect to pay cash dividends in the next term. The Company intends to retain future earnings, if any, to provide funds for operation of its business.

Item 2.  Legal Proceedings.

         The Company is not currently engaged in any material legal proceedings. It is, however, subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the Telecommunications Act, the interpretation of CLEC interconnection agreements in general and our interconnection agreements in particular. In some cases, the Company may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to agreements to which the Company is a party. The results of any of these proceedings could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

         In February 1999, the Company entered into a financial advisory services agreement with a financial advisory firm, pursuant to which Company Common Stock and stock options were to be issued to such entity as partial compensation for services to be performed by the financial advisor. The agreement is the subject of a dispute between the Company and the financial advisor. A maximum 200,000 shares of Common Stock were to be issued pursuant to the terms of the agreement, as well as options to purchase an aggregate 90,000 shares of Common Stock at $1.25 per share beginning October 2000. The Common Stock and options have not yet been issued pending resolution of the dispute. As of August 11, 1999, there were no legal proceedings pending with respect to the matters in dispute.

Item 3.  Changes in and Disagreements with Accountants.

         Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

         In April 1999, the Company completed an offering of Common Stock, effected pursuant to Rule 504 of Regulation D of the Securities Act. Pursuant to the 504 Offering, an aggregate of 648,500 shares of Common Stock were issued. The following table sets forth, as of June 30, 1999, the use of the gross proceeds of the 504 Offering:

         Start-up costs for Fulltel (1)                            $116,193
         Note payable (2)                                           125,000
         Note payable (3)                                            50,000
         Marketing costs                                              7,800
         Working capital                                            284,507
         Commissions and advisory fees                               65,000
                                                                   --------
               Total                                               $648,500
                                                                   ========
----------------------------

(1) Includes consulting fees, accounting and legal costs associated with obtaining the carrier license from the Oklahoma Corporation Commission, which regulates telephone carriers in the state of Oklahoma.
(2) This note payable represented the final installment of the purchase price of Animus Communications, Inc. ("Animus"), which was acquired by the Company in March 1998 for an aggregate purchase price of $350,000, of which $175,000 was paid in cash at closing with the balance due over a one-year period. Animus provides web hosting services to entities in 38 countries.
(3) This note payable evidenced the Company's obligation to repay an advance made to the Company in September 1998 by Timothy J. Kilkenny, the President and principal stockholder of the Company. Monies advanced by Mr. Kilkenny were used by the Company to make an installment payment due to the former stockholders of Animus.

Item 5.  Indemnification of Directors and Officers.

         Section 1006(B)(7) of the General Corporation Act of the State of Oklahoma (the "OGCA") authorizes a corporation in its certificate of incorporation to eliminate or limit the personal liability of members of its board of directors to the corporation or its stockholders for monetary damages for violations of a director's fiduciary duty of care, including acts constituting gross negligence. Such a provision would have no effect on the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. In addition, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty to the corporation or its shareholders, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an illegal stock repurchase, or executing any transaction from which the director obtained an improper personal benefit.

         Section 1031 of the OGCA empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit. Further, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Additionally, a corporation is required to indemnify its directors and officers against expenses to the extent that such directors or officers have been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein.

         An indemnification can be made by the corporation only upon a determination made in the manner prescribed by the statute that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in the OGCA. The indemnification provided by the OGCA shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. A corporation also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred by such person in his capacity as a director, officer, employee or agent of the corporation, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability. The indemnification provided by the OGCA shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

The Registrant's Charter and Bylaw Provisions

         Section 7.1 of the Registrant's bylaws provides for indemnification to the fullest extent permitted by Section 1031 of the OGCA.


                                    PART F/S


INDEX TO FINANCIAL STATEMENTS

         The Financial Statements required by this Item are included at the end of this report beginning on page F-1 as follows:

Consolidated Financial Statements of Fullnet Communications, Inc. (Fullnet)


Fullnet's Consolidated Financial Statements for the Years Ended December 31, 1998 and 1997
     and Independent Auditor's Report.............................................................     F-1

     Independent Auditor's Report.................................................................     F-2

     Balance Sheets...............................................................................     F-3

     Income Statements............................................................................     F-5

     Statements of Stockholders' Equity...........................................................     F-6

     Statements of Cash Flows.....................................................................     F-7

     Notes to Financial Statements................................................................     F-9

Fullnet's Consolidated Financial Statements for the
     Six Months Ended June 30, 1999 (Unaudited)...................................................    F-20

     Consolidated Balance Sheet...................................................................    F-21

     Consolidated Income Statement................................................................    F-22

     Condensed Consolidated Statement of Cash Flows...............................................    F-23

     Consolidated Statement of Shareholders' Equity...............................................    F-24

     Notes to Unaudited Consolidated Financial Statements.........................................    F-25



                                    PART III

Item 1.  Index to Exhibits.

         The following exhibits are filed herewith:

   Exhibit
   Number                   Name of Exhibit
   -------                  ---------------
     2.1        Certificate of Incorporation, as amended

     2.2        Bylaws

     3.1        Stock Option Agreement

     6.1        Interconnection Agreement

     6.2        Stock Purchase Agreement

     6.3        Stock Option Agreement (to be included in Exhibit 3.1)


Item 2.  Description of Exhibits

         Not applicable.

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


August 11, 1999                           FULLNET COMMUNICATIONS, INC.


                                     By:   /S/ Timothy J. Kilkenny
                                           -----------------------
                                           Timothy J. Kilkenny
                                           President and Chief Executive Officer

                          Fullnet Communications, Inc.
                                and Subsidiaries

                                  Consolidated
                              Financial Statements
                               For the Years Ended
                           December 31, 1998 and 1997

                                       and

                          Independent Auditors' Report

Russell D. Robinson, CPA                                      Warren Clinic Park
                                                4606 East 67th Street, Suite 400
Charles L. Tefertiller, CPA                           Tulsa, Oklahoma 74136-4980
                                                             Phone: 918-492-8800
Norman C. Cross, Jr., CPA 1926-1985                            Fax: 918-492-8808
                                                        www.crossandrobinson.com


                                Cross & Robinson
                             ----------------------

                            ACCOUNTANTS AND AUDITORS






                          Independent Auditor's Report


Board of Directors
Fullnet Communications, Inc.

         We have audited the accompanying consolidated balance sheets of Fullnet Communications, Inc. and its wholly-owned subsidiaries Animus Communications, Inc. and Fulltel, Inc. (Oklahoma corporations) as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in shareholder's equity and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fullnet Communications, Inc. and its subsidiaries Animus Communications, Inc. and Fulltel, Inc. as of December 31, 1998 and 1997, and the results of its operations and their cash flow for the years then ended in conformity with generally accepted accounting principles.

                                         CROSS AND ROBINSON


                                         /S/ Cross and Robinson
                                         ---------------------------
                                         Certified Public Accountants
                                         Tulsa, Oklahoma

May 21, 1999


                                       F-2
                            -------------------------
                           A PROFESSIONAL CORPORATION

                 Fullnet Communications, Inc. and Subsidiaries


                          Consolidated Balance Sheets

                          December 31, 1998 and 1997




                                     ASSETS

Current Assets                                    1998           1997
                                                 --------       --------

     Cash                                        $    198       $      3
     Accounts receivable                          105,809         24,855
     Prepaid assets and other current assets          337         18,776
                                                 --------       --------

          Total Current Assets                    106,344         43,634
                                                 --------       --------

Property, Plant and Equipment, Net-Note 2         176,999        165,459


Goodwill-Note 12                                  302,667           --


Intangible Assets-Net of Accumulated
     Amortization of $7,429-Note 3                 64,726          67,669


Deferred Income Taxes-
     Less Current Poriton-Note 6                   17,500            --
                                                  --------       --------


          Total Assets                            $668,236       $276,762
                                                  ========       ========


Accompanying notes are an integral part of the financial statements.

                      LIABILITIES AND SHAREHOLDER'S EQUITY



                                                           1998           1997
                                                         --------      --------


Current Liabilities

  Bank notes payable-current portion-Notes 4 and 5       $   5,424    $  24,273
  Capital lease obligations-Note 10                          9,039         --
  Note payable-Animus purchase-Note 12                     122,405         --
  Cash overdraft                                             8,061        3,464
  Deferred revenue-Note 1                                   97,379       28,055
  Accounts payable-trade                                   129,578       31,058
  Accrued interest                                           3,366         --
  Accrued payroll expenses                                   5,430        2,454
  Due to related parties-Note 11                            43,891         (500)
                                                          --------     --------

     Total Current Liabilities                             424,573       88,804
                                                          --------     --------


BAnk Line of Credit-Note 4                                 616,107      351,567

Bank Notes Payable Less Current Portion-Note 5              81,819       79,899

Capital Lease Obligations Less Current Portion-Note 10       1,153         --


Shareholder's Equity
  Common stock, $1 par value: 50,000 shares authorized,
    500 shares issued and outstanding                          500          500
  Additional paid-in capital                                   --          --
  Retained earnings                                       (455,916)    (244,008)
                                                          --------     --------

     Total Shareholder's Equity (Deficit)                 (455,416)    (243,508)
                                                          --------     --------


     Total Liabilities and Shareholder's Equity          $ 668,236    $ 276,762
                                                         =========    =========




Accompanying notes are an integral part of the financial statements.

                 Fullnet Communications, Inc. and Subsidiaries


                         Consolidated Income Statements
                 For the Years Ended December 31, 1998 and 1997


                                                         1998          1997
                                                      ----------     ----------

Revenue from Sales                                    $1,001,787     $  511,903

Cost of goods Sold                                       790,155        460,322
                                                      ----------     ----------

     Gross Profit                                        211,632         51,581


Selling, General and Administrative Expenses             349,755        181,408
                                                      ----------     ----------

     Loss from Operations                               (138,123)      (129,827)


Other Income and Expenses
  Other income                                             4,387           --
  Interest expense                                        75,398         50,588
                                                      ----------     ----------

     Net Loss Before Income Taxes                     $ (209,134)    $ (180,415)

Provisions for Income Taxes-Note 6                          --             --
                                                      ----------     ----------

     Net Loss                                         $ (209,134)    $ (180,415)
                                                      ==========     ==========


Net Loss per Common Share-Note 7                      $     (418)    $     (361)
                                                      ==========     ==========






Accompanying notes are an integral part of the financial statements.



                 Fullnet Communications, Inc. and Subsidiaries


                Consolidated Statements of Shareholder's Equity
                 For the Years Ended December 31, 1998 and 1997



                                                                    Retained
                                           Common Stock             Earnings
                                       Shares         Amount        (Deficit)        Total
                                      ----------    ----------     ----------      ----------

Balance, January 1, 1997                     500    $      500     $  (63,593)     $  (63,093)

Net loss from operations                    --           --          (180,415)       (180,415)
                                      ----------    ----------     ----------      ----------


Balance, December 31, 1997                   500           500       (244,008)       (243,508)

Distributions of previous
   Subchapter S earnings                                               (2,774)         (2,774)

Net loss from operations                    --           --          (209,134)       (209,134)
                                      ----------    ----------     ----------      ----------


Balance, December 31, 1998                                 500     $ (455,916)     $ (455,416)
                                      ==========    ==========     ==========      ==========







Accompanying notes are an integral part of the financial statements.

                 Fullnet Communications, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 1998 and 1997


                                                     1998          1997
                                                  ----------    ----------
Cash Flows from Operating Activities:

     Cash received from customers                 $  942,236    $  487,049
     Other operating cash receipts                     4,387          --
     Cash paid to suppliers and employees           (882,696)     (548,088)
     Interest paid                                   (75,398)      (25,148)
     Taxes and other fees paid                       (19,579)      (11,522)
     Contributions to charity                           (250)         (100)
                                                  ----------    ----------

       Net cash Used by Operating Activities         (31,300)      (97,809)
                                                  ----------    ----------

Cash Flows from Investing Activities:


     Plant and equipment purchases                   (30,393)     (140,283)
     Acquisition of subsidiary                      (175,000)         --
     Net purchase of investments                        --         (70,000)
                                                  ----------    ----------

       Net Cash used by Investing Activities        (205,393)     (210,283)
                                                  ----------    ----------

Cash Flows from Financing Activities:

     Proceeds from long-term debt                       --           2,827
     Proceeds from shareholder loans                  44,391          --
     Proceeds from line-of-credit                    308,329       369,423
     Repayment of note on purchase of subsidiary     (37,055)         --
     Repayment of long-term debt                     (16,929)      (46,299)
     Repayment of line-of-credit                     (43,789)      (17,856)
     Repayment of capital lease obligation           (18,059)         --
                                                  ----------    ----------

       Net Cash Provided by Financing Activities     236,888       308,095
                                                  ----------    ----------


Accompanying notes are an integral part of the financial statements.

       Net Cash Provided                                  195            3

     Cash at beginning of year                              3         --
                                                    ---------    ---------

       Cash at End of Year                          $     198    $       3
                                                    =========    =========


Reconciliation of Net Income to Net Cash
Cash Used by Operating Activities:
  Net income (loss)                                 $(209,134)   $(180,415)
  Adjustments to reconcile net income to net
  cash used by operating activities:
     Depreciation and amortization                    105,594       45,844
     (Increase) decrease in accounts receivable       (56,778)     (24,854)
     (Increase) decrease in other current assets       18,439       40,173
     Increase (decrease) in accounts payable           30,049       33,511
     Increase (decrease) in deferred revenue           69,323        6,820
     Increase (decrease) in loans from shareholder     (2,773)        --
     Increase (decrease) in cash overdrafts            13,980      (18,888)
                                                    ---------    ---------

     Total adjustments                                177,834       82,606
                                                    ---------    ---------

  Net Cash (Used) by Operating Activities           $ (31,300)   $ (97,809)
                                                    =========    =========

Supplemental Disclosures:
  Non-cash transactions affecting investing
  and financing activities:
     Debt issued as investment in subsidiary        $ 175,000    $    --
     Acquisition of subsidiary fixed assets         $  28,251    $    --
     Acquired lease obligations of subsidiary       $ (28,251)   $    --







Accompanying notes are an integral part of the financial statements.

                  Fullnet Communications, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997




Note 1 -  Summary of Organization and Significant Accounting Policies

          Organization and Description of Business

               Fullnet Communications, Inc. formerly CEN-COM of Oklahoma, Inc. ("Fullnet" or "the Company") was incorporated in Oklahoma on May 24, 1995 as an internet communications company. Fullnet has 30 locations in Oklahoma and will begin providing local access statewide beginning in 1999. Along with internet service, Fullnet also provides commercially dedicated ISDN to DS3 connectivity, WAN and LAN network expertise, web design and hosting, domain name registration, and co-location facilities.

               On March 26, 1998 the Company purchased 100% of the outstanding common stock of Animus Communications, Inc. ("Animus"), an Oklahoma corporation engaged in the business of providing Web Hosting Services, selling computer equipment and providing configuration and maintenance of the equipment.

               During 1998, a wholly-owned subsidiary of Fullnet was incorporated. This new company is Fulltel, Inc. ("Fulltel"), an Oklahoma corporation involved in providing local dial up for Internet access. This incorporation was accounted for using the purchase method of accounting. Fulltel had not begun its principal operations in 1998 and, therefore had no operating revenues or expenses for the year ended December 31, 1998.

               Fulltel had no recorded assets at December 31, 1998 and shareholders' equity consisted of 200 shares of no-par-value common stock, with no related paid-in capital at that date. Consequently, the Company did not recognize any income from this investment for the year ended December 31, 1998.

          Basis of Accounting

               The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The statements have been prepared on the accrual basis of accounting and include the assets, liabilities and results of operations of Fullnet Communications, Inc. and its wholly owned subsidiary corporation, Animus Communications, Inc. from the date of its acquisition. All significant intercompany transactions and accounts have been eliminated in the consolidated financial statements.

                  Fullnet Communications, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997



Note 1 -  Summary of Organization and Significant Accounting Policies
          (continued)

          Cash and Cash Equivalents

               The Company considers highly liquid investments (that are readily convertible to cash) purchased with original maturity dates of three months or less to be cash equivalents.

          Revenue Recognition

               Revenue is recognized on a monthly basis over the life of each contract. Contract periods range from monthly to yearly. Deferred revenues are calculated for those contracts that continue subsequent to the current year-end.

          Property, Plant and Equipment

               Property, plant and equipment is stated at cost. Depreciation expense for the years ended December 31, 1998 and 1997, was $84,566 and $43,513, respectively. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

                           Computers and equipment            5 years
                           Furniture and fixtures             7 years

          Income Taxes

               The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements for the parent company.

               Animus, a C Corporation, the wholly-owned subsidiary of Fullnet uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

                 Fullnet Communications, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


Note 1 -  Summary of Organization and Significant Accounting Policies
          (continued)

          Accounting Estimates

               The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Note 2 -  Property, Plant and Equipment

               Property, plant and equipment consists of the following at December 31, 1998 and 1997:


                                                      1998            1997
                                                   ----------      ----------



              Computers and equipment                $350,747      $  221,644
              Furniture and Fixtures                    5,785           4,920



              Less accumulated depreciation          (179,533)        (61,105)
                                                   ----------      ----------


                                                   $  176,999      $  165,459
                                                   ==========      ==========

Note 3 -  Intangible Assets and Acquisitions

               On April 22, 1997, the Company purchased the equipment, accounts receivable, billed and unbilled, the internet customers and the customer lists of Fullnet of Tulsa, an Oklahoma corporation in exchange for cash of $100,000. This acquisition was accounted for under the purchase method of accounting and the excess of the purchase price over net assets acquired was recorded as an intangible asset in the amount of $70,000. This asset is being amortized over 15 years using the straight-line method. In connection with the acquisition, Fullnet of Tulsa, Inc. entered into a covenant not-to-compete agreement with Fullnet. Pursuant to the agreement, until April 22, 2000, the former owner will not engage in certain specific activities related to Fullnet Communications, Inc. or its business.

               Included in the purchase of Animus were  the  start  up  costs of
          $2,155  associated  with  its  incorporation.   This  asset  is  being
          amortized over 60 months using the straight-line method.

                  Fullnet Communications, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


 Note 3 - Intangible Assets and Acquisitions (continued)


                                                           1998          1997
                                                         ---------     ---------

              Excess of purchase price over net
              assets acquired, net of accumulated
              amortization of $6,998 and $2,331 at
              December 31, 1998 and 1997,
              respectively.                              $  63,002     $  67,669


              Start up costs associated with the
              incorporation of Animus, net of
              accumulated amortization of $431.              1,724             -
                                                         ---------     ---------


                                                           $64,726       $67,669
                                                         =========     =========

Note 4 -  Bank Notes Payable

               The Company's note payable-bank represents a $687,000 line of credit of which $616,107 and $351,567 had been disbursed at December 31, 1998 and 1997, respectively. This note matures on September 15, 2002 and is personally guaranteed by the president of the Company. Interest is payable monthly at 9.5%. The note is collateralized by furniture and fixtures, accounts receivable and stock. At December 31, 1998, all of the Company's long-term debt is financed through one institution.

Note 5 -  Other Long-Term Debt

               Other long-term debt consists of the following at December 31, 1998 and 1997:


                                                             1998        1997
                                                           ---------   ---------

              Note payable to bank collateralized by
              furniture, fixtures, accounts receivable,
              and stock with monthly payments of $444,
              including interest at 11.5% and matures,
              Septemeber 9, 2002.                          $  31,048   $  36,929

              Note payable to bank collateralized by
              furniture, fixtures, accounts receivable
              and stock, with monthly payments of
              $788, including interest at 11% and
              matures April 1, 1998.                               -       1,896

                  Fullnet Communications, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997



Note 5 -  Other Long-Term Debt (continued)


                                                             1998       1997
                                                           ---------  ---------

              Note payable to bank collateralized by
              furniture, fixtures, accounts receivable,
              and stock with montly payments of $798,
              including interest at 11% and matures
              September 15, 2002.                             56,195     65,347
                                                           ---------  ---------

                                                              87,243    104,172
              Less current portion                            (5,424)   (24,273)
                                                           ---------  ---------


                                                           $  81,819  $  79,899
                                                           =========  =========

              Aggregate maturities of the notes payable-bank and other long-term debt are as follows:


                        Year                                Amount
                     ----------                           ----------
                     1999                                 $    5,424
                     2000                                      6,062
                     2001                                      6,775
                     2002                                      7,572
                     2003                                      8,463
                     Thereafter                             $669,054


Note 6 -  Income Taxes
              The deferred tax assets and liabilities are as follows at December 31, 1998:

                     Net operating loss carryforward        $ 38,000
                     Valuation allowance                     (20,500)
                                                          ----------

                     Net Deferred Tax Asset                  $17,500
                                                          ==========

                  Fullnet Communications, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


Note 6 -  Income Taxes (continued)

               For financial reporting purposes, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance of $20,500 has been established for the year ended December 31, 1998. Due to Fullnet's S-Corporation status (see Note 1), and the purchase of Animus during 1998 (see Note 12), there are no tax assets or liabilities recognized for the year ended December 31, 1997.

              Realization of approximately $17,500 of the total deferred tax assets representing tax loss and credit carryforwards is dependent on the Company's ability to generate approximately $44,000 of future taxable income. Management believes that it is more likely than not that forecasted taxable income, including income that may be generated as a result of certain tax planning strategies, will be sufficient to utilize the tax carryforwards prior to their expiration in 2011 to partially recover the asset. However, there can be no assurance that the Company will meet its expectations of future income. The Company will continue to evaluate the realizability of the deferred tax assets quarterly by assessing the need for and amount of a valuation allowance.

               As of December 31, 1998, the Company had a net operating loss carryforward of approximately $ 95,000 for income tax purposes, expiring in years beginning in 2011. Deferred taxes reflect a combined federal and state tax rate of approximately 40%.

               A reconciliation between the amount of federal and state income taxes, based on a forty percent (40%) tax rate, and the effective amount of income taxes based on continuing operations is as follows:





                  Statutory federal income taxes (refund)           $  (76,417)
                  Exclusion of Subchapter S (earnings) loss             55,917
                  Valuation allowance                                   20,500
                                                                    ----------

                  Effective Income Taxes                            $       --
                                                                    ==========


Note 7 -  Earnings Per Share of Common Stock

               Statement of Financial Accounting Standards No. 128, "Earnings Per Share," became effective in the fourth quarter of 1997 and requires two presentations of earnings per share - "basic and diluted".

                  Fullnet Communications, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


Note 7 -  Earnings Per Share of Common Stock (continued)

               Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common share (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. For the years ended December 31, 1998 and 1997, Fullnet Communciations, Inc. did not have any dilutive common shares.

               Basic loss per share for the year ended December 31, 1998 and 1997 was computed as follows:


                                                          1998          1997
                                                        ---------     ---------




          Net loss from continuing operations
               attributable to common shares            $(209,134)    $(180,415)

          Weighted average common shares outstanding          500           500
          Basic Loss Per Share From Continuing
               Operations                               $    (418)    $    (361)
                                                        ==========    ==========

Note 8 -  Year 2000 Compliance (unaudited)

               As the Year 2000 approaches, Fullnet Communications, Inc. recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. The Company is addressing this issue to ensure the availability and integrity of its financial systems and the reliability of its operational systems. Fullnet has established processes for evaluating and managing the risks and costs associated with this problem. The Company has and will continue to make certain investments in its software systems and applications to ensure that it is Year 2000 compliant. The financial impact to Fullnet of Year 2000 remediation costs is anticipated to be in the range of $300 to $500 in 1999. In addition, Fullnet is working with its suppliers and customers to ensure their compliance with Year 2000 issues in order to avoid any interruptions in its business. While Fullnet does not at this time anticipate significant problems with suppliers and customers, it is developing contingency plans with these third parties due to the possibility of compliance issues.

                  Fullnet Communications, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


Note 9 -  Subsequent Events

               Subsequent to December 31, 1998, Fullnet Communications, Inc. issued a subscription agreement under Regulation D, Rule 504 under the Securities and Exchanges Act of 1933. This agreement allows the sale of up to 1,000,000 shares of the Company's common stock at $1.00 per share. Additionally, on April 6, 1999 Fullnet paid the remaining balance on the note originally signed with Animus relating to their stock purchase in 1998 (see Note 1).

               On February 15, 1999, the Company's Board of Directors approved an amendment to the Company's certificate of incorporation to increase authorized common shares from 50 thousand to 10 million shares and to effect a 2760-for-1 stock split with a reduction in par values from $1.00 to $0.00001. In addition, Timothy Kilkenny, sole shareholder, was granted a three year option to purchase 120,000 additional shares at a price of $1.15 per share beginning 18 months after the initial closing of the stock subscription mentioned in the previous paragraph. The Company also entered into a financial consulting agreement with third parties pursuant to which it will issue up to 220,000 shares and three year options to purchase an aggregate of 90,000 additional shares at a price of $1.25 per share beginning 18 months after the initial closing of the stock subscription.

Note 10 - Capital Leases

               Due to the purchase of Animus by Fullnet during 1998 (see Note 12), certain capital lease obligations were acquired by the Company. Additionally, Fullnet held no capital lease obligations at December 31, 1997. Property held under capital leases, included with property owned on the balance sheet at December 31, 1998, consists of the following:


                  Machinery and Equipment
                     Computers                                    $  28,251
                     Less: accumulated depreciation                 (10,145)
                                                                  ----------

                  Property and equipment under
                     capital leases, net                          $  18,106
                                                                  ==========

                  Fullnet Communications, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


Note 10 - Capital Leases (continued)


          Capital  lease  obligation  at  December  31,  1998  consist  of   the
          following:


          Non-cancelable equipment lease expiring
          September 25, 1999, payable in monthly
          installments aggregating $6,314 including
          imputed interest at 10%, secured by
          certain equipment.                                          $   6,059

          Non-cancelable equipment lease expiring
          April 24, 2000, payable in monthly
          installments aggregating $4,836 including
          imputed interest at 22.92%, secured by
          certain equipment.                                              4,133

          Less: current portion of capital lease
          obligations                                                    (9,039)

          Long-term capital lease obligations, net                    $   1,153
                                                                      =========


          The following is a schedule of future lease payments under capital leases for the years ended December 31:

                             1999                                     $   9,941
                             2000                                         1,209


          Total minimum lease payments                                   11,150
          Less: Imputed interest                                           (958)

          Present value of minimum lease payments                      $ 10,192


               The Company and its subsidiary rent office and computer space through six different operating leases that are renewed yearly. Rental expense associated with these operating leases is charged to expenses in the year incurred and was included in the Consolidated Income Statement. Rental expense for the year ended December 31, 1998 and 1997 was $28,010 and $10,493, respectively.

                  Fullnet Communications, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


Note 11 - Related Party Transactions

               The Company has an outstanding obligation in the amount of $43,891 at December 31, 1998 to the shareholder for advances made by the shareholder in connection with the acquisition of Animus
          Communications, Inc. (see Note 1). At December 31, 1997, the shareholder had an outstanding obligation to Fullnet in the amount of $500.

Note 12 - Purchase of Animus

               As a result of the purchase of Animus by Fullnet, the shareholders of Animus would receive cash and a note totaling $350,000. An initial cash payment of $175,000 was paid at closing with the balance due over the period of one year without an interest charge. The financial statements reflect an imputed interest rate of 11% on the note balance resulting in a total discounted purchase price of $334,460.

               On September 31, 1998, Fullnet made a payment of $45,825 on the non-interest-bearing note with the balance of $129,175 paid on April 1, 1999. Since the note payable has been discounted, the principal balance at December 3, 1998 is reflected in the financial statements as $122,405.

               The consolidated financial statements reflect goodwill which is the excess of the purchase price ($334,460) over the net assets of the company purchased ($15,863) as well as the amount of amortization for the year ended December 31, 1998 ($15,930). Goodwill is being amortized using the straight-line method over 15 years.

               The consolidated pro forma results of operations which follow assume that the acquisition had occurred at the beginning of the period presented. The calculations include adjustments for depreciation, amortization, and interest. The pro forma statements may not be indicative of the results that would have occurred if the acquisition had been effective on the date indicated or of the results that may be obtained in the future.

                  Fullnet Communications, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


Note 12 - Purchase of Animus (continued)


                                                                      1998
                                                                  -----------
              Contract Revenue                                    $ 1,079,480
              Cost of Goods Sold                                     (800,765)
                                                                  -----------
                   Gross Profit                                       278,715
              Selling, General and Administrative                    (417,261)
              Other Income and Expenses
                   Other income                                         4,437
                   Interest expense                                   (63,261)
                                                                  -----------
              Net Loss                                            $  (197,370)
                                                                  ===========

              Net Loss Per Common Share - Note 7                  $      (395)
                                                                  ===========


Note 13 - Advertising

               The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expenses for the year ended December 31, 1998 and 1997 were $42,088 and $16,765, respectively.

Note 14 - Concentrations of Credit Risk

               The Company operates and grants credit to customers in Oklahoma. Accounts receivable derived from retail sales are not collateralized. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries. As of December 31, 1998 and 1997, the Company had no significant concentrations of credit risk.

                   Fullnet's Consolidated Financial Statements
                     for the Six Months Ended June 30, 1999
                                   (Unaudited)

                  Fullnet Communications, Inc. and Subsidiaries
                           Consolidated Balance Sheet
                                   (Unaudited)
                                  June 30, 1999

                                     ASSETS


Current Assets
   Cash                                                             $   246,200
   Accounts receivable                                                  117,529
                                                                    -----------
      Total Current Assets                                              363,729

Property, Plant and Equipment, Net of Accumulated
      Depreciation of $216,548                                          146,345

Goodwill - Net of Accumulated Amortization                              292,047

Intangible Assets - Net of Accumulated
      Amortization of $9,978                                            178,349

Loans to shareholders                                                     9,937
                                                                    -----------
      Total Assets                                                  $   990,407


LIABILITIES AND SHAREHOLDERS' EQUITY


Current Liabilities

   Bank notes and line of credit payable - current portion          $    56,711
   Capital lease obligations, all current                                 4,798
   Deferred revenue                                                     114,196
   Accounts payable - trade                                              53,368
   Payroll liabilities                                                    7,043
                                                                    -----------
      Total current liabilities                                         236,116

Bank Line of Credit and Loans payable                                   542,928

Bank Notes Payable Less Current Portion                                  78,872

Shareholders' Equity
   Common stock, $.00001 par value:
    10,000,000 shares authorized,
    2,099,928 issued and outstanding                                         21
   Additional paid-in capital                                           664,566
   Retained earnings (deficit)                                         (532,096)
                                                                    -----------

    Total Shareholders' Equity                                          132,491
                                                                    -----------

    Total Liabilities and Shareholders' Equity                      $   990,407
                                                                    ===========


Accompanying notes are an integral part of the financial statements.

                  Fullnet Communications, Inc. and Subsidiaries
                          Consolidated Income Statement
                                   (Unaudited)
                     For the Six Months Ended June 30, 1999




Revenue from Sales                                          $    560,744

Cost of Goods Sold                                               453,412
                                                            ------------
      Gross Profit                                               107,332

Selling, General and Administrative Expenses                     119,270
                                                            ------------
      Loss from Operations                                       (11,938)

Other Income and Expenses
   Interest expense                                              (46,742)
                                                            ------------
      Net Loss Before Income Taxes                               (58,680)

Provisions for Income Taxes                                      (17,500)
                                                            ------------
      Net Loss                                              $    (76,180)
                                                            ============
Net Loss per Common share                                   $      .0363
                                                            ============


























Accompanying notes are an integral part of the financial statements.

                  Fullnet Communications, Inc. and Subsidiaries
                 Condensed Consolidated Statement of Cash Flows
                                   (Unaudited)
                     For the Six Months Ended June 30, 1999




Increase (decrease) in Cash:
   Cash Flows from Operating Activities:
      Cash received from customers                                    $ 565,841
      Cash paid to suppliers and employees                             (596,758)
      Interest paid                                                     (50,108)
                                                                      ---------
        Net Cash Provided by (used in) Operating Activities             (81,025)
                                                                      ---------

   Net Cash Provided by (used in) Investing Activities:
      Computer equipment purchased                                       -6,361
      Startup costs Fulltel                                            (116,172)
                                                                      ---------
        Net Cash Provided by (used in) Operating Activities            (122,533)
                                                                      ---------

   Net Cash Provided by (used in) Financing Activities:
      Retirement of long-term debt                                     (152,638)
      Contributions to capital from transactions in common stock        664,087
      Repayment of loan from shareholder                                (53,828)
                                                                      ---------
        Net Cash Provided by (used in) Financing Activities             457,621
                                                                      ---------

      Net Increase (Decrease) in Cash                                 $ 254,063

   Cash at the Beginning of the Period (net overdraft)                   (7,863)
                                                                      ---------

   Cash at the End of the Period                                      $ 246,200
                                                                      =========

Reconciliation of Net Income to Net Cash
Cash Provided by Operating Activities:
   Net income (loss)                                                  $ (76,180)
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                      50,184
      (Increase) decrease in accounts receivable                        (11,720)
      (Increase) decrease in prepaid expenses                               337
      (Increase) decrease in deferred taxes                              17,500
      Increase (decrease) in deferred revenue                            16,817
      Increase (decrease) in accounts payable                           (76,210)
      Increase (decrease) in accrued interest                            (3,366)
      Increase (decrease) in accrued payroll                              1,613
                                                                      ---------
        Net Cash (Used) by Operating Activities                       $ (81,025)
                                                                      =========






Accompanying notes are an integral part of the financial statements.


                  Fullnet Communications, Inc. and Subsidiaries
                 Consolidated Statement of Shareholders' Equity
                                   (Unaudited)
                     For the Six Months Ended June 30, 1999




                                                                               Additional        Retained
                                                    Common Stock                Paid-In          Earnings
                                                 Shares      Par Value          Capital          (Deficit)    Total
                                               ---------    -----------       -----------     ------------   -----------


Balance, January 1, 1999                             500    $       500       $      -        $  (455,916)   $  (455,416)

Stock split 2,760 for 1, par value reduced     1,380,000           (486)           486                  -              -
   From $1 per share to $.00001 per share
Common stock issued, 719,928 shares at
   $1, net of offering expenses of $56,341       719,928              7         664,080                 -        664,087
Net loss from operations                                                                          (76,180)       (76,180)
                                               ----------   -------------     -----------      ------------   ------------
Balance, June 30, 1999                         2,099,928    $        21       $ 664,566          (532,096)    $  132,491
                                               =========    =============     ===========      ============   ============















Accompanying notes are an integral part of the financial statements.

                  Fullnet Communications, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                                   (Unaudited)
                                  June 30, 1999



NOTE 1  BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 1999, are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the consolidated annual financial statements and footnotes thereto for the year ended December 31, 1998.


NOTE 2  REGULATION D, RULE 504 OFFERING

In April 1999, the Company raised an aggregate of $648,500 in an offering of its common stock.


NOTE 3  OPTIONS ON COMMON STOCK

An option has been granted to Timothy J. Kilkenny to purchase 120,000 shares of the common stock of the Company at a price of $1.15 per share, beginning October 2000. Mr. Kilkenny is an officer, director and controlling shareholder of the Company.

A stock bonus was granted to Roger S. Laubhan in June 1999 equal to 3% of the fully diluted shares of common stock deemed to be outstanding at such date. A stock bonus was granted to Jason C. Ayers in June 1999 equal to 1% of the fully diluted shares of common stock outstanding at such date. Such shares have not yet been issued, pending resolution of certain contingent compensation, payable in the form of common stock and stock options, which were to be paid to a third party in connection with a financial advisory services agreement. Msrs. Laubhan and Ayers are officers of the Company.









                                      F25